UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) July 6, 2011

S&W SEED COMPANY
(Exact Name of Registrant as Specified in Its Charter)

Delaware
(State or Other Jurisdiction of Incorporation)

001-34719	27-1275784
(Commission File Number)	(IRS Employer Identification No.)

25552 South Butte Avenue Five Points, CA	93624
(Address of Principal Executive Offices)	(Zip Code)

(559) 884-2535
(Registrant's Telephone Number, Including Area Code)

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.   Entry into a Material Definitive Agreement.

Customer List Purchase Agreement

On July 6, 2011, S&W Seed Company, a Delaware corporation (the "Company"), entered into a Customer List Purchase Agreement (the "Purchase Agreement") by and between Richard Penner ("Mr. Penner"), the former owner of Genetics International, Inc., a California corporation ("Genetics International"), and the Company. For more than two decades, Genetics International was the Company's international distributor in the Middle East region and other international locations and provided the majority of the Company's international distribution. In connection with the sale of Genetics International's vegetable seed business to new owners, Mr. Penner acquired the right to sell Genetics International's alfalfa seed business customer list.

Pursuant to the Purchase Agreement, the Company acquired the list of customers and related information (the "Customer List") from Mr. Penner related to Genetics International's internationally-based alfalfa seed business. The Company intends to use the Customer List to begin soliciting direct sales of its proprietary alfalfa seed in Saudi Arabia, Sudan, Morocco and other international locations.

Pursuant to the Purchase Agreement, the Company paid $165,000 in cash and entered into a consulting agreement with Mr. Penner's consulting company. The transaction closed on July 7, 2011.

The Purchase Agreement includes customary representations, warranties and covenants. Subject to certain exceptions and limitations, each party has agreed to indemnify the other for breaches of representations, warranties and covenants and other specified matters. The Purchase Agreement also contains a five-year non-competition provision.

The foregoing description is not intended to be a complete summary of the terms and conditions of the Purchase Agreement and is qualified in its entirety by reference to the Purchase Agreement, a copy of which is filed as Exhibit 10.1 hereto.

Consulting Agreement

As a condition of the closing of the transaction contemplated by the Purchase Agreement, on July 6, 2011, the Company and Richard Penner Consulting, Inc. ("Penner Consulting") entered into a two-year consulting agreement under the terms of which Mr. Penner, the principal of both Genetics International and Penner Consulting, will provide the Company with international sales and marketing services, supporting the transition of existing customers from Genetics International to the Company and assisting the Company in expanding its international customer base (the "Consulting Agreement"). The Company has the right to extend the term of the Consulting Agreement for one additional year at its option. Penner Consulting will be paid a 3% commission on all sales in which by Penner Consulting performs services.

The foregoing description is not intended to be a complete summary of the terms and conditions of the Consulting Agreement and is qualified in its entirety by reference to the Consulting Agreement, a copy of which is filed as Exhibit 10.2 hereto.

Item 2.01   **Completion of Acquisition or Disposition of Assets.**

On July 7, 2011, the Company acquired the customer list and related information from Richard Penner, the sole shareholder of Genetics International, Inc., as described in Item 1.01 of this report. The Company paid Mr. Penner $165,000 in cash pursuant to the Purchase Agreement.

Mr. Penner was the sole shareholder of Genetics International, Inc. and acquired the right to the Customer List from Genetics International in connection with the sale of Genetics International to new owners who are in the vegetable seed business. For more than two decades, Genetics International was the Company's international distributor for its proprietary alfalfa seed products in the Middle East, North Africa and other international markets. In most years in the recent past, Genetics International was one of the Company's largest customers and provided most of its international distribution. In fiscal 2010, Genetics International accounted for over 45% of the Company's consolidated revenue. Mr. Penner, as the sole owner and President of Genetics International, conducted Genetics International's operations in the Middle East and elsewhere. In connection with the asset purchase, the Company entered into the Consulting Agreement with Richard Penner Consulting, Inc. under the terms of which Mr. Penner will assist in the transition of the existing customers in the Middle East, North Africa and other international locations from Genetics International to the Company and otherwise assist the Company in the startup of its direct international sales operations. The consultant will be paid a three percent commission related to the services performed.

Item 8.01.   **Other Events**

On July 7, 2011, the Company issued a press release entitled "S&W to sell direct into Middle East and other international markets." The text of the press release is furnished as Exhibit 99.1 hereto.

Item 9.01.   **Financial Statements and Exhibits.**

Exhibit	Description
10.1	Customer List Purchase Agreement dated July 6, 2011 by and between the Registrant and Richard Penner
10.2	Consulting Agreement dated July 6, 2011 by and between the Registrant and Richard Penner Consulting, Inc.
99.1	Press Release of S&W Seed Company dated July 7, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

S&W SEED COMPANY

By: _____ /s/ Matthew K. Szot _____
   Matthew K. Szot
   Vice President Finance and Chief Financial Officer

Date: July 8, 2011